Mail Stop 7010

	December 8, 2005


Mr. Robert Kohn
Solpower Corporation
11555 Heron Bay Boulevard
Suite 200
Coral Springs, FL 33076

	RE:  	Solpower Corporation
		Form 8-K Item 4.01
		Filed December 5, 2005
		File No. 0-29780

Dear Mr. Kohn:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2. Amend the report to include all of the information required by Item
304 of Regulation S-B. Specifically, the disclosure should state whether during your two most recent fiscal years and any subsequent period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B. Please amend your report, file the amendment under cover of Form 8-KA and include the Item 4 designation. Please also include the letter from your former accountants filed as an Exhibit
16.

3. Please advise us about the following:

- We were unable to confirm that your independent accountant, Meyler &
Company, LLC is currently licensed in Florida.
- We assume that the operations and assets of your company are located in Florida. Tell us why you selected a New Jersey accounting firm to perform your audit.
- Tell us if the audit will be performed in Florida or New Jersey.
- Tell us how you have met those requirements to provide financial statements audited by an auditor who meets the requirements of Rule 2-
01(a) of Regulation S-X.
- Tell us what consideration you have given to Florida state laws governing audits of Florida companies performed by accountants who are licensed by other states


*****

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3747.


							Sincerely,



								Patricia Armelin
								Staff Accountant
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Mr. Robert Kohn
Solpower Corporation
December 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE